UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Xenetic Biosciences, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

984015 206

(CUSIP Number)

Michael Scott Maguire

Xenetic Biosciences, Inc.

99 Hayden Ave, Suite 230, Lexington, MA 02421

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

11-1-16

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	Michael Scott Maguire
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): Personal

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	US

Number of Shares Beneficially by Owned by Each Reporting Person with:

7.	Sole Voting Power:	531,863 SHARES

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	531,863 SHARES

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 531,863 SHARES
The total beneficial ownership consists of 73,953 shares of common stock owned directly or through nominee trusts, 264,124 JSOP award shares and 193,786 shares issuable upon exercise of warrants and options that are exercisable within 60 days of October 28, 2016.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 6.1%

14.	Type of Reporting Person (See Instructions): Individual

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ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Xenetic Biosciences, Inc. a Nevada Corporation (the "Issuer"), and is being filed by M. Scott Maguire (the “Reporting Person”). The Issuer's current principal executive offices are located at 99 Hayden Ave, Suite 230, Lexington, MA 02421.

ITEM 2. IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement is being filed by M. Scott Maguire (the “Reporting Person”). The business address of the Reporting Person is 99 Hayden Ave, Suite 230, Lexington, MA 02421.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is an officer (CEO and CFO) and director of the Issuer.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares to which this statement relates were purchased by M. Scott Maguire or his nominee trust through his personal funds. Refer to Item 4 below for amounts of consideration paid.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 531,863 shares or 6.1% of the Issuer’s issued and outstanding common stock as of October 28, 2016.

The total beneficial ownership consists of 73,953 shares of common stock owned directly or through nominee trusts, 264,124 Joint Stock Ownership Plan (“JSOP”) award shares and 193,786 shares issuable upon exercise of warrants and options that are exercisable within 60 days of October 28, 2016.

Of the 73,953 shares; 60,124 shares were acquired in January 2014 for $1.98 per share through the exercise of certain stock options; and 13,588 and 241 shares acquired by Mr. Maguire as part of the Company’s January 2014 Acquisition of Xenetic Biosciences PLC (“Xenetic UK”) related to shares of Xenetic UK owned by Mr. Maguire since December 2012, or earlier, with an average per share cost basis of approximately $12.13 and $8.66 respectively. Please refer to Current Report filed on SEC Form 8-K filed on January 29, 2014 for a further description of the Acquisition.

The 264,124 JSOP shares were originally issued in 2010 and 2012 as shares of Xenetic UK as part of a Xenetic UK executive incentive compensation plan. Please refer to the Company’s 2013 Annual Report filed on SEC Form 10-K on April 15, 2014 for further description of the JSOP, including under Item 8 – Financial Statements and Supplementary Data, Footnote #12.

Of the 193,786 shares issuable upon exercise of warrants and options; 37,369 shares are covered under a five year warrant, strike price $6.60, issued in conjunction with a July 1, 2016 convertible promissory note in the amount of $369,958 issued to Mr. Maguire in satisfaction of $369,958 of his unpaid salary deferrals arising from January 2015 to June 2016; 15,002 ten year incentive stock options issued in December 2014 in connection with Mr. Maguire’s employment as CEO with a strike price $4.59; and 141,415 ten year incentive stock options issued in September 2015 in connection with Mr. Maguire’s employment as CEO with a strike price of $4.59.

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Except as provided below, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person is currently the beneficial owner of 531,863 shares of Common Stock of the Issuer, representing approximately 6.1% of the Issuer's common stock (based upon 8,288,643 outstanding shares of common stock as of October 28, 2016.) The Reporting person is currently an officer and director of the Issuer.

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)	See response by Reporting Person to Item 4, above.

(d)	Not applicable.

(e)	Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

The Reporting Person has entered into a 90 day lock-up period which expires 90 days from November 3, 2016, the date of final prospectus, relating to the Xenetic Biosciences, Inc. public offering during which time the Reporting Person will not directly or indirectly: (1) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock owned either of record or beneficially or may be deemed to be beneficially owned (as defined in Rule 13d-3(a)(2) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Exchange Act”)) by the undersigned on the date hereof or hereafter acquired or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, or (4) publicly announce an intention to do any of the foregoing.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2016

By: /s/ Michael Scott Maguire

Michael Scott Maguire

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